Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LSB Financial Corp.

Commission File No.: 000-25070

On June 5, 2014, the following materials relating to the proposed merger transaction between Old National Bancorp and LSB Financial Corp. (“LSB”) were mailed to employees of LSB and its wholly-owned subsidiary, Lafayette Savings Bank, FSB:

June 5, 2014

Dear (name),

Thank you for your dedication to client service and commitment to exceeding expectations during this time of transition. We believe you are going to find numerous similarities, both culturally and strategically, between Lafayette Savings Bank and Old National. With this in mind, we would like to take an opportunity to share a bit more about Old National with you and your family.

Please take a moment to review the attached document. It highlights the community banking culture at Old National, which we believe makes this partnership such a tremendous fit. It’s a philosophy that encourages and empowers our associates to grow, personally and professionally, and a way of doing business that emphasizes the importance of strengthening families and impacting lives.

We understand that adjusting to a change of this magnitude can be challenging for you and your family, and we deeply appreciate both your understanding and your professionalism.

Sincerely,

/s/ Randy Williams	/s/ Bob Jones
Randy Williams	Bob Jones
President & CEO	President & CEO
LSB Financial Corp.	Old National Bancorp

Additional Information for Employees that are Shareholders of LSB Financial Corp.

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of LSB Financial Corp. (“LSB”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and LSB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from LSB by accessing LSB’s website at www.lsbank.com under the tab “About” and then under the heading “Investor Relations.”

ONB and LSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of LSB is set forth in the proxy statement for LSB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter and its accompanying material contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National Bancorp (“ONB”) and LSB Financial Corp. (“LSB”). Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and LSB’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and LSB to execute their respective business plans (including ONB’s pending acquisitions of LSB and United Bancorp, Inc.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in these materials and other factors identified in our Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this letter, and neither ONB nor LSB undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.

About our Community Banking Culture.

From a single branch office on the Evansville, Ind., riverbank, Old National has grown into a strong, successful regional bank with approximately 2,800 associates and nearly 170 banking centers. Yet one important thing has not changed in our 180-year history: we remain, at our core, a true community bank.

Community banking is woven into the fabric and culture of Old National. It serves as the cornerstone of our identity and defines our mission and vision as a financial institution. To us, community banking means supporting local families and businesses while constantly striving to improve the client experience. It also means investing in our communities and empowering our associates to do the same.

Committed to community engagement

As a past recipient of the prestigious Points of Light Corporate Engagement Award for Excellence, Old National has a longstanding tradition of being actively engaged in the communities we serve.

In 2013 alone, Old National funded more than $3.2 million in grants and sponsorships, and our associates donated more than 94,000 total volunteer hours in support of more than 2,000 organizations. This commitment to service led VolunteerMatch, an organization that assists companies in engaging their employees in volunteer activities, to recognize Old National as the Employee Volunteer Program of the Year for 2012 and 2013.

Naturally, having a culture that embraces and empowers community engagement requires an organizational commitment to helping associates achieve an effective work/life balance. In 2013, Old National earned the Work-Life Seal of Distinction from WorldatWork’s Alliance for Work-Life Progress, a recognition that celebrates employers who demonstrate leadership in helping employees achieve “success at work and in their personal lives.”

Recognized as a leader in ethics and risk management

In 2009, Old National became the first bank in the nation to have its corporate culture certified by Ethisphere, an independent firm that examines a company’s organizational health and culture, ethics and compliance programs, and corporate governance systems. Not only has Old National maintained this certification every year since, in 2012 we became the first and only U.S. bank to be named to the prestigious World’s Most Ethical Companies list by Ethisphere. And once again in 2013 and 2014, we were the only U.S. financial institution to receive World’s Most Ethical status. This is a strong validation of our focus on maintaining the highest standards when serving our clients, communities and shareholders.

Equally noteworthy is our corporate ISS QuickScore, which measures a company’s adherence to corporate governance standards. Old National is one of just a handful of banks to have earned a score of 2 on a scale of 1 to 10, with a 1 being the best possible score. This not only reflects our desire to be a world leader in transparency and business ethics, it underscores our unwavering commitment to risk management, which is at the center of our strategic imperatives.

Proud to be a basic community bank

While some might characterize the Old National community banking culture as old fashioned or even a bit boring, we respectfully disagree. To us, it is a simple yet powerful way of doing business that provides us with a strong platform for consistent quality performance. We believe this approach will continue to strengthen our organization and provide benefits for our shareholders, clients and communities – today and well into the future.